UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934*

Monogram Residential Trust, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

60979P 105
(CUSIP Number)

Yehuda Hecht
Madison International Realty
410 Park Avenue, 10th Floor
New York, New York 10022
(212) 688-8777

With a copy to:

John E. Sorkin
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60979P 105

1	NAME OF REPORTING PERSON MIRELF V REIT Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 12,023,403
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 12,023,403
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,023,403
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.22%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105

1	NAME OF REPORTING PERSON MIRELF V REIT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 12,023,403
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 12,023,403
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,023,403
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.22%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105

1	NAME OF REPORTING PERSON Madison International Real Estate Liquidity Fund V, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 12,023,403
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 12,023,403
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,023,403
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.22%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60979P 105

1	NAME OF REPORTING PERSON Madison International Holdings V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 12,023,403
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 12,023,403
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,023,403
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.22%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105

1	NAME OF REPORTING PERSON Madison International Realty V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 12,023,403
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 12,023,403
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,023,403
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.22%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105
1	NAME OF REPORTING PERSON Madison International Realty Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 12,023,403
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 12,023,403
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,023,403
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.22%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105

1	NAME OF REPORTING PERSON Ronald M. Dickerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 12,023,403
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 12,023,403
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,023,403
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.22%
14	TYPE OF REPORTING PERSON IN

ITEM 1.    SECURITY AND ISSUER

This Amendment No. 2 ("Amendment No. 2") to Schedule 13D amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission on December 22, 2014 (the "Original Schedule 13D"), by the Reporting Persons (as defined below), as amended by Amendment No. 1, filed with the Securities and Exchange Commission on May 1, 2015, relating to the common stock, par value $0.0001 per share ("Common Stock"), of Monogram Residential Trust, Inc. (the "Issuer"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D and Amendment No. 1. Except as specifically amended and supplemented by this Amendment No. 2, all other provisions of the Original Schedule 13D, as amended by Amendment No. 1, shall remain in full force and effect.

This Amendment No. 2 is being filed by

•	MIRELF V REIT Investments LLC (“MIRELF V REIT Investments”)
•	MIRELF V REIT (“MIRELF V REIT”)
•	Madison International Real Estate Liquidity Fund V, LP (“MIRELF V”)
•	Madison International Holdings V, LLC (“Holdings”)
•	Madison International Realty V, LLC (“Realty”)
•	Madison International Realty Holdings, LLC (“Realty Holdings”)
•	Ronald M. Dickerman (“Mr. Dickerman” and, together with MIRELF V REIT Investments, MIRELF V REIT, MIRELF V, Holdings, Realty and Realty Holdings, the “Reporting Persons”).

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by adding the following information:

The aggregate purchase price of the 1,665,613 shares of Common Stock (the "Second Additional Purchased Shares") acquired by MIRELF V REIT Investments since the filing of Amendment No. 1 on May 1, 2015 was $15,558,977.59, not including brokerage commissions or service charges. MIRELF V REIT provided funds to MIRELF V REIT Investments from cash on hand and borrowings under MIRELF V REIT's subscription based revolving credit agreement with Sumitomo Mitsui Banking Corporation.

ITEM 4.    PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding the following information:

MIRELF V REIT Investments acquired the Second Additional Purchased Shares for investment purposes.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b)

The aggregate percentage of Common Stock reported as owned by each Reporting Person is based upon the 166,516,021 shares of Common Stock disclosed by the Issuer as outstanding as of July 31, 2015 in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 6, 2015.

By virtue of the relationships reported under Item 2, MIRELF V REIT, MIRELF V, Holdings, Realty, Realty Holdings and Mr. Dickerman may be deemed to have shared voting and dispositive power with respect to the Purchased Shares, the Additional Purchased Shares and the Second Additional Purchased Shares acquired by MIRELF V REIT Investments which, based on calculations made in accordance with Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, constitute approximately 7.22% of the outstanding Common Stock.

Holdings, Realty, Realty Holdings and Mr. Dickerman disclaim beneficial ownership of the shares of Common Stock beneficially owned by MIRELF V REIT Investments, MIRELF V REIT and MIRELF V to the extent that equity interests in such entities are held directly or indirectly by persons other than Holdings, Realty, Realty Holdings or Mr. Dickerman.

(c)	Except as set forth on Schedule I hereto, none of the Reporting Persons or any other person or entity referred to in Item 2 has effected any transactions in the Common Stock during the 60 day period immediately preceding August 28, 2015.

(d)	By virtue of the relationships described in Item 2, each of the Reporting Persons may be deemed to have the power to direct the receipt of dividends declared on the Purchased Shares, the Additional Purchased Shares and the Second Additional Purchased Shares and the proceeds from the sale of such Purchased Shares, Additional Purchased Shares and Second Additional Purchased Shares.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 2015

MIRELF V REIT Investments LLC		MIRELF V REIT

By:	MIRELF V REIT,	By:	Madison International Real Estate Liquidity Fund V, LP,
	its Managing Member		its Trustee

By:	Madison International Real Estate Liquidity Fund V, LP,	By:	Madison International Holdings V, LLC,
	its Trustee		its General Partner

By:	Madison International Holdings V, LLC,	By:	/s/ Ronald M. Dickerman
	its General Partner		Ronald M. Dickerman, Managing Member

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman, Managing Member

Madison International Real Estate Liquidity Fund V, LP		Madison International Holdings V, LLC

By:	Madison International Holdings V, LLC,	By:	Madison International Realty Holdings, LLC,
	its General Partner		its Managing Member

By:	/s/ Ronald M. Dickerman	By:	/s/ Ronald M. Dickerman
	Ronald M. Dickerman, Managing Member		Ronald M. Dickerman, Managing Member

Madison International Realty V, LLC		Madison International Realty Holdings, LLC

By:	/s/ Ronald M. Dickerman	By:	/s/ Ronald M. Dickerman
	Ronald M. Dickerman, Managing Member		Ronald M. Dickerman, Managing Member

Ronald M. Dickerman

/s/ Ronald M. Dickerman

SCHEDULE I

Shares of Common Stock acquired or sold by MIRELF V REIT Investments during the past sixty (60) days.  The transactions described below were effected in the open market through brokers.

Trade Date	Shares Purchased	Price Per Share (1)	Total Price (1)
6/30/2015	110,000	$9.0286	$993,146.00
8/12/2015	16,512	$9.4451	$155,957.49
8/13/2015	2,500	$9.4457	$23,614.25
8/17/2015	7,089	$9.4500	$66,991.05
8/20/2015	7,777	$9.4500	$73,492.65
8/21/2015	203,088	$9.4351	$1,916,155.59
8/24/2015	127,098	$9.1437	$1,162,145.98
8/25/2015	327,900	$9.1244	$2,991,890.76
8/26/2015	73,329	$9.1485	$670,850.36

(1)	Not including any brokerage commissions or service charges.